UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b25

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10K [ ] Form 11K [ ] Form 20F [X] Form 10Q

For Period Ended: March 31, 2013

[ ] Transition Report on Form 10K

[ ] Transition Report on Form 20F

[ ] Transition Report on Form 11K

[ ] Transition Report on Form 10Q

[ ] Transition Report on Form NSAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

NATUREWELL, INCORPORATED

-----------------------------------------------

Full Name of Registrant

------------------------------------------------

Former Name if Applicable

801 Brickell Avenue, Suite 900

------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Miami, FL 33131

------------------------------------------------

City, State and Zip Code

PART II

RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, transition report on Form 10K, 20F, 11K or NSAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10K, 11K, 20F, 10Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-Q within the prescribed period without unreasonable expense because management has not been able to complete the adjustments necessary to close its books for the fiscal quarter end. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alan T. Hawkins (201) 777-3395

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

NatureWell, Incorporated

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2013	By:	/s/ Themistocles Psomiadis
Themistocles Psomiadis
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

-4-